SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 14N

(Rule 240.14n-1)

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

The Joint Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

47973J102

(CUSIP Number)

Check the appropriate box:

[_]       Solicitation pursuant to § 240.14a-2(b)(7)

[_]       Solicitation pursuant to § 240.14a-2(b)(8)

[_]       Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

[X]       Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

1       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS The Austin Trust dated January 1, 2006
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) 1108 Lavaca Street, #110-247 Austin, Texas 78701 (512) 263-7525
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

522,574

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

522,574

The following constitutes Amendment No. 1 to the Schedule 14N filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 14N as specifically set forth herein.

On June 3, 2019, the Issuer filed a Current Report on Form 8-K with the Securities and Exchange Commission disclosing final voting results of its 2019 annual meeting of stockholders, including the election of the Nominee to the Board. In accordance with Rule 14n-2(b) promulgated under the Securities Exchange Act of 1934, the Reporting Person hereby amends the Schedule 14N to disclose its intention with regard to continued ownership of its shares of Common Stock.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

SIGNATURES

I, Steven P. Colmar, after reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this notice on Schedule 14N is true, complete and correct.

Dated: June 5, 2019

The Austin Trust dated January 1, 2006

By:	/s/ Steven P. Colmar
	Name:	Steven P. Colmar
	Title:	Trustee